Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2006	2005
Assets
Current assets
Cash and cash equivalents	$6,382	$2,816
Investments, short term	858	7,861
Accounts receivable, net of allowances of $280 and $147, respectively	3,082	1,840
Restricted cash	2,192	25
Inventories, net	74	68
Prepaids and other assets	1,673	463
Deferred tax assets	—	221

Total current assets	14,261	13,294
Property and equipment, net	876	268
Intangible assets, net	10,276	953
Goodwill	27,883	2,043
Other assets	158	43
Deferred financing costs, net	1,184	—
Deferred tax assets	5,500	5,279

Total assets	$60,138	$21,880

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$4,075	$1,055
Deferred revenue	4,447	3,643
Note payable	1,500	—
Current portion of long-term debt	1,000	—
Current portion of capital lease obligations	155	20

Total current liabilities	11,177	4,718
Capital lease obligations, net of current portion	178	18
Other liabilities	1,314	—
Long-term debt, net of current portion	24,000	—

Total liabilities	36,669	4,736

Commitments and contingencies

Shareholders’ equity
Common stock, $.01 par value; 20,000,000 shares authorized; 9,386,878 shares issued and 9,117,119 shares outstanding at 12/31/2006; 8,482,772 shares issued and 8,213,013 shares outstanding at 12/31/2005	94	85
Treasury stock, at cost, 269,759 shares	(1,088)	(1,088)
Additional paid-in capital	54,109	50,350
Unrealized gain (loss) on investments	(2)	(11)
Accumulated deficit	(29,644)	(32,192)

Total shareholders’ equity	23,469	17,144

Total liabilities and shareholders’ equity	$60,138	$21,880

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
Revenues, net
Licensing	$13,818	$7,598	$6,571
Product	1,594	1,737	1,285
Professional services and other	1,093	719	577

Total revenues, net	16,505	10,054	8,433

Cost of revenues
Cost of revenues	2,490	1,354	1,128
Cost of revenues—amortization	951	709	589

Total cost of revenues	3,441	2,063	1,717

Gross profit	13,064	7,991	6,716

Operating expenses
Product and content development	2,704	1,456	1,414
Sales and marketing	2,903	1,965	1,703
General and administrative	4,325	3,281	2,060

Total operating expenses	9,932	6,702	5,177

Operating income	3,132	1,289	1,539
Interest expense	(1,102)	(36)	(10)
Interest income	518	349	92
Loss on sale of investments	—	(40)	—

Income before income taxes	2,548	1,562	1,621
Income tax benefit	—	5,500	—

Net income	$2,548	$7,062	$1,621

Basic net income per common share	$0.30	$0.87	$0.21

Basic weighted average number of common shares outstanding	8,630	8,108	7,879

Diluted net income per common share	$0.25	$0.75	$0.19

Diluted weighted average number of common shares outstanding	10,074	9,468	8,742

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

	Common Stock		Common Stock Warrants	Treasury Stock		Additional Paid-in Capital	Note Receivable from Shareholder	Deferred Compensation for Services	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance at January 1, 2004	7,710,728	$77	$353	—	$—	$48,306	$(291)	$(50)	$—	$(40,875)	$7,520

Net income	—	—	—	—	—	—	—	—	—	1,621	1,621
Issuance of restricted shares and related deferred compensation in connection with stock purchase agreement for services	50,000	1	—	—	—	119	—	(35)	—	—	85
Stock compensation for services	—	—	—	—	—	—	—	62	—	—	62
Warrants, expired	—	—	(267)	—	—	267	—	—	—	—	—
Treasury stock purchased	—	—	—	(180,371)	(592)	—	—	—	—	—	(592)
Exercise of common stock options	280,178	2	—	—	—	151	—	—	—	—	153

Balance at December 31, 2004	8,040,906	80	86	(180,371)	(592)	48,843	(291)	(23)	—	(39,254)	8,849

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	7,062	7,062
Unrealized loss on investments	—	—	—	—	—	—	—	—	(11)	—	(11)

Total comprehensive income											7,051

Repayment of Exercise Note	—	—	—	—	—	—	291	—	—	—	291
Stock compensation for services	—	—	—	—	—	—	—	23	—	—	23
Expense for variable priced options	—	—	—	—	—	643	—	—	—	—	643
Warrants, expired	—	—	(70)	—	—	70	—	—	—	—	—
Warrants, exercised	10,000	—	(16)	—	—	29	—	—	—	—	13
Treasury stock purchased	—	—	—	(89,388)	(496)	—	—	—	—	—	(496)
Exercise of common stock options	431,866	5	—	—	—	765	—	—	—	—	770

Balance at December 31, 2005	8,482,772	85	—	(269,759)	(1,088)	50,350	—	—	(11)	(32,192)	17,144

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	2,548	2,548
Unrealized gain on investments	—	—	—	—	—	—	—	—	9	—	9

Total comprehensive income											2,557

Stock-based compensation expense	—	—	—	—	—	136	—	—	—	—	136
Common shares issued related to OBI acquisition	529,100	5	—	—	—	2,995	—	—	—	—	3,000
Exercise of common stock options	375,006	4	—	—	—	628	—	—	—	—	632

Balance at December 31, 2006	9,386,878	$94	$—	(269,759)	$(1,088)	$54,109	$—	$—	$(2)	$(29,644)	$23,469

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$2,548	$7,062	$1,621
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,161	894	1,151
Deferred financing cost amortization	140	—	—
Stock compensation for services	—	23	62
Stock-based compensation expense	136	643	—
Deferred income taxes	—	(5,500)	—
Write-off of interest bearing note receivable	—	—	50
Gain on sale of assets	2	—	—
Loss on sale investments	29	40	—
Other, net	—	—	(23)
Changes in assets and liabilities, net of effects from acquisition
Accounts receivable	(17)	272	(705)
Inventories	(6)	39	(41)
Prepaids and other assets	(137)	(94)	(80)
Accounts payable and accrued liabilities	245	569	90
Deferred revenue	(780)	28	1,320
Other liabilities	4	—	—

Net cash provided by operating activities	3,325	3,976	3,445

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired of $1,548	(29,128)	—	—
Purchases of property and equipment	(187)	(204)	(101)
Proceeds from sales of property and equipment	—	—	2
Net change in restricted cash	(667)	47	123
Software product and content development costs	(974)	(455)	(691)
Maturities and reclassifications of investments	3,991	5,232	—
Proceeds from sale of investments	4,090	(9,418)	(2,726)
Purchase of investments	(1,097)	—	(1,000)

Net cash used in investing activities	(23,972)	(4,798)	(4,393)

Cash flows from financing activities
Proceeds from issuance of term note	20,000	—	—
Proceeds from issuance of convertible notes	5,000	—	—
Payment of deferred financing costs	(1,339)	—	—
Proceeds from sales of common stock	—	—	85
Proceeds from exercise of common stock options and warrants	631	783	153
Repayments on notes receivable	—	125	—
Repurchase of common stock to be held as treasury stock	—	(496)	(592)
Payments on capital leases	(79)	(16)	(10)

Net cash provided by (used in) financing activities	24,213	396	(364)

Increase (decrease) in cash and cash equivalents	3,566	(426)	(1,312)
Cash and cash equivalents, beginning of year	2,816	3,242	4,554

Cash and cash equivalents, end of year	$6,382	$2,816	$3,242

Interest paid	$600	$7	$10

Supplemental disclosure of non-cash activities Equipment acquired through capital lease obligations	$84	$—	$19

Repayment on notes receivable via accrued bonus	$—	$205	$—

Assets acquired and liabilities assumed related to the acquisition of Online Benefits:
Current assets other than cash	$3,741	$—	$—
Property and equipment	549	—	—
Intangibles	9,300	—	—
Goodwill	25,840	—	—
Long-term assets	157	—	—
Current liabilities	(5,858)	—	—
Noncurrent liabilities	(1,601)	—	—
Less: issuance of common stock related to the acquisition	(3,000)	—	—

Cash paid to acquire Online Benefits	$29,128	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

We provide high-quality health information and benefits management solutions to healthcare organizations, employers, consumers, and educational institutions. With an industry-leading employee and human resources (HR) benefits management platform and one of the largest consumer health information libraries in the world, A.D.A.M. products empower consumers to get smart about their health and wellness, manage their personal benefits and health account finances, while helping organizations reduce the costs of healthcare and benefits administration.

Our highly illustrated and interactive health content can be used for learning about general health concerns, specific diseases, medical conditions and treatments, surgical procedures, drug information, wellness topics, alternative medicine and more. We also develop a number of decision support products such as our Health Risk Assessment library and DecisionAssist tools that guide consumers in making good healthcare decisions by better understanding their health condition and needs. Our content products and decision support tools are sold primarily through annual licensing agreements to a variety of healthcare and health-related organizations including hospitals, health plans, integrators, pharmaceutical companies, care management vendors, health-oriented Internet websites, and healthcare technology companies. Our content products can be incorporated into a customer’s website, embedded in healthcare applications such as a care management or disease management application, delivered in a printed or CD-ROM format, or combined with other products that may be offered to a healthcare consumer.

Our HR benefits management solutions include Benergy, an award-winning employer and employee self-service portal to administer, learn about, enroll in, and manage benefits. Benergy reduces costs by automating many HR and benefits tasks, and serves as a communication vehicle between employer and employee. With A.D.A.M.’s high-quality health content and tools, this solution also serves as a health management platform ideal for consumer driven health plans. Benergy is distributed primarily to the small to mid-size employer market through annual licensing agreements with insurance brokers, payroll service providers, and benefits consultants.

In addition to solutions for employers and employees, we also offer products and services for the insurance broker market, including flexible spending account (“FSA”) administration, Agencyware, an insurance agency management system and Client Community, a dedicated web portal for insurance brokers to interact with their HR customers and prospects.

Basis of Presentation

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiaries, Online Benefits, Inc. (“OBI”), Integrative Medicine Communications, Inc. (“IMC”) and Nidus Information Services, Inc. (“Nidus”). On December 20, 2006, IMC and Nidus were merged into A.D.A.M., Inc. All inter company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

We generate revenues mainly in two ways—Internet-based licensing and shipped product sales. Internet revenues consist primarily of license fees that usually consist of an annual, up-front fee that is initially recorded as deferred revenue. This revenue is recognized ratably over the term of the license agreement beginning after delivery has occurred, upon customer acceptance, when we have determined that the fees from the agreement are fixed and determinable, and there are no significant return or acceptance provisions. When a contract includes multiple elements, such as services, the entire fee is allocated to each respective element based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met. Service revenues are generally recognized upon completion and acceptance by the customer. For Internet revenue arrangements in which we sell through a reseller, we do not recognize any revenue until an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller. Revenue is not recognized under any circumstances unless collectibility is reasonably assured. Shipped product revenues represent the sales of software products and revenues earned under certain royalty agreements. Revenues from product sales are generally recognized at the time title passes to customers, distributors or resellers. Revenues from royalty agreements are recognized as earned based upon performance or product shipment. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Allowances for estimated product returns are provided at the time of sale. In 2006, our company adopted a no return policy and no allowance was needed. We evaluated the adequacy of allowance for returns based upon our evaluation of historical and expected sales experience and by channel of distribution.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables. For the years ended December 31, 2006, 2005, and 2004, no one customer accounted for more than 10% of net revenues.

We have certain financial instruments that potentially subject us to significant concentrations of credit risk which consist principally of cash and cash equivalents, short term investments and accounts receivable. We maintain cash and cash equivalents in short-term money market accounts with high quality financial institutions and in short-term, investment grade commercial paper. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

Fair value of financial instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash and short term investments. For those short term instruments the carrying amount is a reasonable estimate of fair value.

•

Investment in securities. For investment in securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities

•

Notes payable and debt instruments. For those debt instruments with adjustable interest rates, the carrying amount is a reasonable estimate of fair value. For debt instruments with fixed interest rates, the fair value is estimated by discounting future cash flows using current rates at which similar debt could be obtained.

•	The estimated fair value of the company’s financial instruments approximates the carrying value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with original maturities of three months or less.

Investments in securities

Mutual funds are categorized as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Realized gains or losses, if any, are recorded within the statement of operations as other income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Investment in companies

Investments in companies where we own more than 20% and less than 50% are accounted for under the equity method. Investments in companies where we own less than 20% are accounted for under the cost method.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We grant credit to our customers without requiring collateral. The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires us to estimate net realizable value. We write down our inventory for estimated obsolescence or to the lesser of cost or market value.

Deferred financing costs

Costs related to obtaining debt financing are capitalized and amortized over the term of the related debt using the declining principal balance method. When a loan is paid in full, any unamortized financing costs are removed from the related accounts and charged to interest in the period.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, purchased customer relationships, capitalized software product and content development costs to be sold, leased or otherwise marketed, and software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content capitalized in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which we have determined to generally be two years.

In accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we expense costs incurred in the preliminary project planning stage and thereafter capitalize costs incurred in developing or obtaining internal use software. Costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

We evaluate impairment of long-lived assets, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

We evaluate goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the asset group.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Restricted cash

Restricted cash consists of time deposits in connection with our non-cancelable operating leases for our office space and telephone system and funds in an escrow account related to notes payable. The time deposits bear interest at an average rate of approximately 3.25% at December 31, 2006, and are carried at cost, which approximates fair value. The classification of these investments is determined based on the expected term of the collateral requirement and not necessarily the maturity date of the underlying securities.

Income taxes

We account for income taxes utilizing the liability method and deferred income taxes are determined based on the differences between the financial reporting and income tax basis of assets and liabilities and for income tax carryforwards and credits given the provisions of the enacted tax laws. A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are presently evaluating whether the adoption of this interpretation will have a material impact on our financial statements.

Statement of Cash Flows

For acquisitions, the Company considers funds borrowed from third party lenders and disbursed directly to the selling shareholders to be “constructive receipt and disbursements” and, as such, has been reported as cash flows in the Company’s statement of cash flows.

Stock-based employee compensation

On January 14, 1999, certain option grants were canceled at the election of their holders and then replaced that day on a one-for-one basis with new options with an exercise price equal to the closing market price that day, $5.25. These options are accounted for in accordance with FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB 25)”, which provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions. FIN 44 requires compensation cost for these variably priced options to be recorded to the extent that the current market price exceeds the options’ grant price. The expense is to be adjusted for increases or decreases in the intrinsic value of the modified awards in subsequent periods until the awards have been exercised, forfeited, or expired. We had 173,149, 224,638 and 231,438 variably priced options outstanding at December 31, 2006, 2005 and 2004, respectively, all of which had fully vested by January 2002. There were 51,489 variably priced options exercised during 2006. We recorded stock-based compensation benefit of $158,000 for the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, we recorded stock-based compensation expense of $643,000 and $0, respectively. For 2006, the stock-based compensation benefit of $158,000 had a $0.02 benefit to basic and diluted net income per common share. For 2005, the stock-based compensation expense of $643,000 had a $0.08 reduction to basic net income per common share and a $0.07 reduction to diluted net income per common share.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition.

Effective January 1, 2006, we adopted Statement 123(R) using the modified prospective method and, therefore, reflect compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.

As a result of the adoption of Statement 123(R), we recorded $294,000 of stock-based compensation expense for the year ended December 31, 2006 related to our employee stock options, not including those variable options described above. Had we continued to account for these options under APB 25 we would have recorded no such expense. After recording the expense through December 31, 2006, there remained approximately $1,863,000 of unrecognized compensation cost related to unvested employee stock options to be recognized over the next 2.7 years.

We used the Black-Scholes method (which models the value over time of financial instruments) to estimate the fair value at grant date of the options. The Black-Scholes method uses several assumptions to value an option. We used the following assumptions:

•	Expected Dividend Yield—because we do not currently pay dividends, our expected dividend yield is zero.

•	Expected Volatility in Stock Price—reflects the historical change in our stock price over the expected term of the stock option.

•	Risk-free Interest Rate—reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option.

•	Expected Life of Stock Awards—reflects the simplified method to calculate an expected life based on the midpoint between the vesting date and the end of the contractual term of the stock award.

The weighted-average assumptions used in the option pricing model for stock option grants were as follows:

Year Ended December 31,	2006	2005	2004
Expected Dividend Yield	—	—	—
Expected Volatility in Stock Price	57.8%	101.1%	104.3%
Risk-Free Interest Rate	4.7%	3.6%	3.2%
Expected Life of Stock Awards—Years	3.5	3.5	3.5
Weighted Average Fair Value at Grant Date	$2.65	$3.68	$1.64

Had we determined employee compensation costs using a fair value based methodology at the grant date for our stock options under SFAS 123(R) in 2005 and 2004, our pro forma consolidated net income would have been as follows (in thousands, except per share data):

	Year Ended December 31,
	2005	2004
Net income as reported	$7,062	$1,621
Add back stock-based employee compensation included in reported net income	643	—
Deduct total stock-based employee compensation expense determined under fair-value based method for all awards	(838)	(415)

Pro forma net income	$6,867	$1,206

Basic net income per share
As reported	$0.87	$0.21
Pro forma	$0.85	$0.15

Diluted net income per share
As reported	$0.75	$0.19
Pro forma	$0.73	$0.14

Net income per common share

Net income per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” We compute basic net income per share by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options and convertible debt) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands, except per share data):

	Year Ended December 31,
	2006	2005	2004
Net income	$2,548	$7,062	$1,621
Weighted average common shares outstanding	8,630	8,108	7,879
Weighted average common shares equivalents	1,444	1,360	863

Weighted average diluted common shares outstanding	10,074	9,468	8,742
Net income per share:
Basic	$0.30	$0.87	$0.21
Diluted	$0.25	$0.75	$0.19
Anti-dilutive stock options and convertible debt outstanding	1,206	426	1,703

Reclassifications

Certain amounts in the prior years’ financial statements and related discussions have been reclassified to conform to the current year presentation, including revenue and cost categories on the consolidated statements of operations.

2. ACQUISITION OF ONLINE BENEFITS, INC. AND SUBSIDIARIES

On August 14, 2006, A.D.A.M acquired all of the outstanding capital stock of Online Benefits, Inc. and Subsidiaries (“Online Benefits”), for an aggregate purchase price of $33,676,000, which is comprised of $29,500,000 in cash, 529,100 shares of the Company’s common stock having a value of $3,000,000, and $1,176,000 in transaction costs pursuant to the Agreement and Plan of Merger dated as of August 14, 2006.

The acquisition of Online Benefits was made to expand the Company’s distribution and customer base. The results of operations of Online Benefits are included in the accompanying consolidated financial statements of the Company commencing on August 14, 2006.

The allocation of the purchase price consideration to the assets acquired and liabilities assumed was based upon estimates of the fair market value of the acquired assets and assumed liabilities in accordance with FAS 141, “Business Combinations.” The fair values assigned to the intangibles acquired were formulated based on an independent third-party valuation.

The purchase price of the acquisition is set forth below (in thousands):

Issuance of common stock	$3,000
Cash paid	29,500

Total consideration paid to sellers	32,500
Additional cash paid for transaction costs	1,176

Total purchase price	33,676
Less: noncash item of issuance of common stock	(3,000)
Less: cash acquired in the acquisition	(1,548)

Net cash paid for acquisition	$29,128

In addition, the Company established escrow deposit accounts related to the acquisition of Online Benefits, which have been recorded on the accompanying consolidated balance sheet as restricted cash.

The estimate of the fair value of the assets acquired and liabilities assumed is set forth below (in thousands):

Assets acquired:
Current assets	$5,289
Property and equipment	549
Intangible asset—purchased customer relationships	8,800
Intangible asset—purchased software products	500
Long-term assets	157

Total assets acquired	15,295

Liabilities assumed:
Current liabilities	(5,858)
Non-current liabilities	(1,601)

Total liabilities assumed	(7,459)

Net assets acquired	7,836

Costs in excess of net assets acquired (recorded goodwill)	25,840

Total fair value of net assets acquired and goodwill	$33,676

The following unaudited combined pro forma financial information presents the results of operations of the Company as if the acquisition had occurred at the beginning of 2006 and 2005. Adjustments to the combined financial information related to the acquisition that affect the results of operations include the interest expense associated with the debt issued in conjunction with the acquisition and amortization of the fair value of intangible assets. This pro forma information does not purport to be indicative of what would have occurred had the acquisition occurred as of January 1, 2006 and 2005 or of results of operations that may occur in the future.

	Year Ended December 31,
	2006	2005
Revenues, net	$24,773	$23,169
Operating income	3,287	1,621
Net income (loss)	(1,199)	3,643
Basic net income (loss) per common share	(0.14)	0.45
Diluted net income (loss) per common share	(0.12)	0.38

3. Investments

Short-term investments at December 31, 2006 included the following (in thousands):

	Balance	Purchased	Maturity	Yield at 12/31/2006
Mutual Funds
—AIM Floating Fund	858	1/18/06	1/18/07	5.70%

Total Short-term Investments	$858

Short-term investments at December 31, 2005 included the following (in thousands):

	Balance	Purchased	Maturity	Yield at 12/31/2005
Mutual Funds
—Eaton Vance Floating Fund	$2,021	3/17/05	3/17/06	4.33%
—AIM Floating Fund	2,014	9/1/05	9/1/06	4.91%
—AIM Floating Fund	1,007	9/22/05	9/22/06	4.91%
—AIM Floating Fund	1,007	9/23/05	9/23/06	4.91%
—AIM Floating Fund	503	10/14/05	10/14/06	4.91%
—AIM Floating Fund	1,008	11/15/05	11/15/06	4.91%
—AIM Floating Fund	301	12/16/05	12/16/06	4.91%

Total Short-term Investments	$7,861

During the quarter ended June 30, 2005, we transferred the classification of our marketable debt securities from held-to-maturity to available-for-sale as we no longer had the positive intent to hold these investments to maturity. As such, our investments are recorded at fair value based on current market rates and are classified as available-for-sale. Changes in the fair value are included in the equity section of our balance sheet and reported in our Consolidated Statement of Changes in Shareholders’ Equity.

4. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated Useful Life (Years)	Year Ended December 31,
		2006	2005
Computers	3	$1,532	$1,044
Equipment	5	385	301
Furniture and fixtures	5	251	236
Leasehold improvements	5	257	62

		2,425	1,643
Less—accumulated depreciation		(1,549)	(1,375)

		$876	$268

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $209,000, $115,000, and $102,000, respectively.

5. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	Year Ended December 31,
	2006	2005
Total product and content development expenditures	$3,678	$1,911
Less: additions to capitalized software product and content development	(974)	(455)

Product and content development expense	$2,704	$1,456

6. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated amortizable lives (years)	Year Ended December 31,
		2006	2005
Intangible Assets:
Capitalized software products and content to be sold, leased or otherwise marketed	2-3	$4,749	$3,351
Software developed for internal use	3	339	263
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333
Purchased customer relationships	15	8,800	—

Intangible assets, gross		15,652	5,378

Less accumulated amortization:
Capitalized software products and content to be sold, leased or otherwise marketed		(3,181)	(2,559)
Software developed for internal use		(207)	(102)
Purchased intellectual content		(1,431)	(1,431)
Purchased customer contracts		(333)	(333)
Purchased customer relationships		(224)	—

Accumulated amortization		(5,376)	(4,425)

Intangible assets, net		$10,276	$953

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $950,000, $779,000 and $1,049,000, respectively.

Estimated future amortization expense for intangible assets on the Company’s December 31, 2006 consolidated balance sheet for the next five fiscal years ending December 31, is as follows (in thousands):

2007	$1,393
2008	1,231
2009	836
2010	587
2011	587

$4,634

7. Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2006 and 2005 are as follows (in thousands):

Balance, January 1, 2005	$2,043
Acquisitions	—

Balance, December 31, 2005	2,043
Acquisition—Online Benefits	25,840

Balance, December 31, 2006	$27,883

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	Year Ended December 31,
	2006	2005
Accounts payable	$314	$97
Accrued professional fees	79	100
Accrued compensation and employee benefits	1,518	134
Other accrued expenses	2,164	724

	$4,075	$1,055

9. Income Taxes

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	Year Ended December 31,
	2006	2005	2004
Federal tax provision on income before income taxes at statutory federal income tax rate	$866	$531	$551
Increase In tax credits available	—	—	(305)
Net operating loss carryforwards acquired from Online Benefits acquisition	(8,005)	—	—
Change in valuation allowance	7,977	(5,680)	(281)
State taxes, net of federal benefit	68	39	65
Other differences	(906)	(390)	(30)

Total income tax benefit	$—	$(5,500)	$—

The components of our deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2006	2005
Deferred tax assets
Accrued expenses and other liabilities	$116	$299
Allowance for doubtful accounts	106	28
Intangible assets	—	429
Fixed assets	125	2
Research and development credits	1,032	1,044
Capitalized product and content development	688	880
Capital loss carryforwards	176	161
Net operating loss carryforwards	24,545	12,991

	26,788	15,833

Deferred tax liabilities
Intangible assets	(2,917)	—
Software development costs	(418)	(357)

Net deferred tax asset before valuation allowance	23,453	15,476
Valuation allowance	(17,953)	(9,976)

Net deferred tax asset	$5,500	$5,500

During 2005, we re-evaluated our fully reserved deferred tax asset balance and determined that $5,500,000 should be recognized. The recognition of the asset is reflected as an income tax benefit included in our 2005 statement of operations.

In periodically assessing our ability to realize our deferred tax assets, management considers whether it is more likely than not that some portion or all of our deferred tax assets will be realized. Management analyzes several factors, including the amount and timing of the scheduled expiration and reversals of our net operating loss carry forwards (NOLs) and deferred tax items, respectively, as well as potential generation of future taxable income over the periods for which the NOLs are applicable. Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management. Although we believe the expectations reflected in these estimates are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations.

At December 31, 2006, approximately $11 million and $480,000 of the valuation allowance was attributable to the acquisition of Online Benefits and IMC, respectively, and, if reversed, would reduce goodwill. Also, at December 31, 2006 approximately $2,116,000 of the valuation allowance was attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The reversal of this portion of the deferred tax asset would be recorded as additional paid-in capital.

At December 31, 2006, we had net operating loss (NOL) and R&D credit carryforwards available for tax purposes of approximately $63 million and $1 million, respectively, which will expire on December 31 in years 2006 through 2022 and 2007 through 2023, respectively. We acquired approximately $10 million of NOL carry forwards as a result of the acquisition of IMC in December of 2001. We also acquired $30 million of NOL carry forwards as a result of the acquisition of Online Benefits in August 2006. Internal Revenue Code Section (“IRC”) 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisition of IMC resulted in an ownership change within the meaning of Internal Revenue Section 382. The total annual Section 382 limitation is approximately $60,000 for IMC and $1,470,000 for Online Benefits. Of the total $10 million NOLs acquired from IMC, the pre-change NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $1.2 million. Of the total $30 million NOLs acquired from Online Benefits, the NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $1.5 million.

Net operating loss carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2007	$2,877
2008	2,922
2009	3,452
2010	4,023
2011	5,828

$19,102

10. Equity Purchase Agreements

On May 22, 2002, we entered into a Common Stock Purchase Agreement with Fusion Capital Fund II, LLC. Pursuant to this agreement, Fusion Capital agreed to purchase up to an aggregate of $12,000,000 of our common stock. We have the right to sell up to $15,000 of our common stock per trading day under this agreement unless our stock price equals or exceeds $7.00, in which case the daily amount may be increased at our option. Fusion Capital is not obligated to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $1.00. Since we registered 3,500,000 shares for sale to Fusion Capital pursuant to the agreement, the selling price of our common stock to Fusion Capital will have to average at least $3.43 per share for us to receive the maximum proceeds of $12,000,000 without registering additional shares of common stock, which we have the right but not the obligation to do. Assuming a purchase price of $1.00 per share and the purchase by Fusion Capital of the full 3,500,000 shares under the agreement, proceeds to us would be $3,500,000. If we decided to sell more than the 1,352,100 shares to Fusion Capital (19.99% of our outstanding shares as of May 22, 2002, the date of the agreement, exclusive of the 160,000 shares issued to Fusion Capital as a commitment fee), we would first be required to seek shareholder approval of the agreement in order to be in compliance with Nasdaq rules. We may, but shall be under no obligation to, request our shareholders to approve the transaction contemplated by the agreement. We may terminate the agreement at any time, and Fusion Capital may terminate the agreement at any time after August 2005, approximately 40 months following the date the purchase obligation under the agreement became effective. During the year ended December 31, 2003, we sold 486,566 shares for aggregate proceeds of $733,000 under this agreement. Since that time and through December 31, 2006, there have been no further transactions under this agreement.

11. Treasury Stock

In May 2004 we announced a stock repurchase program to purchase up to 500,000 shares of our common stock to be held as Treasury Stock. During the year ended December 31, 2004 we repurchased 180,371 shares to our common stock for a total purchase price of $592,000. During January and February of 2005, we repurchased a total of 89,388 shares of our common stock for a total purchase price of $496,000. In February 2005, we suspended this program and have not purchased any additional treasury shares since then.

12. Stock-based Consulting Arrangement

On September 1, 2004, we entered into a twelve month extension of the Consulting and Restricted Common Stock Purchase Agreement with James T. Atenhan and Victor P. Thompson (each a “Purchaser”) in connection with a consulting agreement with a financial services firm controlled by the Purchasers. Under the agreement, each Purchaser purchased 25,000 shares of our common stock at a purchase price of $1.70 per share. The purchase price was discounted from the $2.40 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation expense for services of $35,000. This deferred compensation was expensed over the twelve-month service period which ended August 31, 2005.

13. Common Stock Options

In 2002, our Board adopted and our shareholders approved our 2002 Stock Incentive Plan, under which we have reserved 1,500,000 shares of common stock pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Options are granted at an exercise price as determined by our Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under the Plan generally expire ten years from the date of grant.

As of December 31, 2006, we had options outstanding to purchase a total of 3,248,392 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan with an aggregate intrinsic value of $5,307,783. Under the 1992 Option Plan, we had reserved 4,500,000 shares of common stock and no additional options may be granted under the 1992 Plan. At December 31, 2006, there were approximately 412,751 shares available for future option grants under the 2002 Stock Incentive Plan.

The following table summarizes stock option activity for the years ended December 31, 2006, 2005 and 2004:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at December 31, 2003	3,702,176	$3.34	—
Granted	65,000	$2.39	$1.64
Exercised	(280,178)	$0.55	—
Canceled or expired	(251,701)	$4.03	—

Outstanding at December 31, 2004	3,235,297	$3.52	—
Granted	41,250	$5.47	$3.68
Exercised	(431,866)	$1.78	—
Canceled or expired	(26,350)	$4.87	—

Outstanding at December 31, 2005	2,818,331	$3.81	—
Granted	842,600	$5.56	$2.65
Exercised	(375,006)	$1.68	—
Canceled or expired	(37,533)	$7.02	—

Outstanding at December 31, 2006	3,248,392	$4.45	—

As of December 31, 2006, 2005 and 2004 there were 2,568,124, 2,535,832 and 2,652,701 options exercisable, respectively. During 2006, the aggregate intrinsic value of those options exercised was $2,260,035. As of December 31, 2006, the aggregate intrinsic value of options exercisable was $4,866,953.

A summary of the status of our nonvested stock options as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted- Average Grant- Date Fair Value
Nonvested at January 1, 2006	282,499	$1.26
Granted	842,600	5.56
Vested	(445,248)	2.75
Forfeited	(29,583)	6.03

Nonvested at December 31, 2006	650,268	$5.50

The following table summarizes additional information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$ 0.41 to $0.85	395,810	6.01	$0.41	395,810	$0.41
$ 1.58 to $2.94	573,327	4.22	$2.09	568,743	$2.09
$ 3.06 to $4.81	799,343	4.88	$3.38	772,676	$3.35
$ 5.00 to $6.99	1,040,945	7.71	$5.46	450,678	$5.47
$ 7.00 to 12.75	259,528	3.18	$8.54	230,778	$8.59
$13.00 to $20.63	179,439	2.96	$13.89	179,439	$13.89

	3,248,392	5.57	$4.45	2,598,124	$4.19

14. Related Party Transactions

Promissory Note with Our Chairman of the Board of Directors

On May 30, 2001, we received a full-recourse promissory note from our Chairman of the Board of Directors, and then Chief Executive Officer (“Executive”), for approximately $341,000 (the “Exercise Note”) for the exercise of 150,000 options at $1.94 per share and a $50,000 promissory note (the “Tax Note”) in connection with a loan to our Executive to pay taxes related to the stock exercise. The notes accrued interest of 6.25% per annum and were due in full on or before May 29, 2006. Part of the Exercise Note, $291,000, was secured by 150,000 shares of our common stock and was recorded in shareholders’ equity. As of December 31, 2005 both notes and related interest had been fully satisfied using bonuses earned and paid under the Executive’s amended employment agreement (see paragraph below).

Effective May 10, 2005, we entered into an Amended and Restated Employment Agreement with our former Chief Executive Officer. The employment agreement provided for bonuses in an aggregate amount of up to approximately $420,000 through May 2008. Under the terms of the agreement, the bonuses payable in 2005 and 2006 were to be paid by reducing the amounts outstanding under the Exercise Note and Tax Note mentioned above. The 2005 bonus was paid in May 2005 and was applied accordingly. Subsequently, on December 28, 2005, in connection with a Second Amended and Restated Employment Agreement, a $317,000 one-time bonus payment was made. This payment was applied to fully satisfy the outstanding note receivable balance and related interest.

Effective December 31, 2006, the Company and the Company’s Chairman of the Board, Robert S. Cramer, Jr., agreed that the Company would terminate Mr. Cramer’s employment agreement with the Company without cause. Mr. Cramer would continue to serve as a non-executive Chairman of the Board at a reduced level of compensation that initially will be set at $25,000 per year, in addition to any compensation to which he will otherwise be entitled for service as a director. Under the terms of the agreement, the Company will pay Mr. Cramer twenty-four months of his salary ($350,000) and reimburse Mr. Cramer for certain health insurance and life insurance costs for a period of 24 months. The amount due of $379,000 will be paid in one lump sum and was accrued for in payables at December 31, 2006.

Investment with BeBetter Networks, Inc.

At December 31, 2006 and 2005, we had a 2% investment in BeBetter Networks, Inc. (“BeBetter”). As of December 31, 2006 and 2005, our Chairman of the Board of Directors held an approximate 2% voting interest in this company. We account for the investment under the cost method, as we have less than a 20% ownership and do not exercise significant influence over the investee.

At December 31, 2006 and 2005, the carrying value of our investment in BeBetter was $0. We have no plans to make additional investments in BeBetter in the future.

Investment and sublease with ThePort Network, Inc.

At December 31, 2006 and 2005, we held an approximate 32% and 34% voting interest in ThePort Network, Inc. (“ThePort”), respectively. Our Chairman of the Board of Directors, who also currently serves as the Chairman of the Board of Directors of ThePort, held an approximate 7% and 10% voting interest in ThePort at December 31, 2006 and 2005, respectively, and held a convertible note from and made loans to ThePort in the amount of approximately $1,699,000 and $1,369,000 at December 31, 2006 and 2005, respectively. Two of our other directors also own equity interests in ThePort. The investment is being accounted for under the equity method.

At December 31, 2006 and 2005, the carrying value of our investment in ThePort was $0. We have not adjusted our investment below zero for our share of ThePort’s losses since then and through December 31, 2006, as we have not provided or committed to provide any additional financial support to ThePort.

In September 2006, ThePort vacated the space we had been subleasing to them on a month to month basis at $1,200 per month.

15. Commitments and Contingencies

We lease office space and equipment under non-cancelable lease agreements expiring on various dates through 2011. We also have capital lease commitments for certain equipment. Additionally, we have entered into certain agreements to license content for our services from various unrelated third parties. At December 31, 2006, future minimum rentals for noncancelable leases with terms in excess of one year and total payments due under license agreements were as follows (in thousands):

Year Ending December 31,	License Agreements	Real Estate Leases	Other Operating Leases	Capital Leases
2007	$164	$1,656	$185	$185
2008	98	1,594	72	116
2009	—	1,465	46	45
2010	—	1,530	27	21
2011	—	784	5	16

Total future minimum lease payments and payments under license agreements	$262	$7,029	$335	383

Less—amounts representing interest				(50)

Present value of future minimum lease payments				333
Less—current portion				(155)

Capital lease obligations, net of current portion				$178

Rent expense for the years ended December 31, 2006, 2005 and 2004 was $544,000, $234,000 and $220,000, respectively. Our headquarters are located in approximately 12,000 square feet of leased office space in Atlanta, Georgia. The space is leased for a term ending in September 2008. We have additional leased office space of 35,806 square feet in Uniondale, New York. The space is leased for a term ending in June 2011. Approximately 20,200 square feet is sublet to unrelated third parties for a term ending in June 2011 for an amount of $37,000 per month. The difference between our lease rate and the income from the sublease contracts, present valued, has been recorded as a liability on our accompanying consolidated balance sheet as part of our acquisition adjustments related to Online Benefits which amounted to $1,332,000 at December 31, 2006. This liability will be amortized over the term of the lease.

On December 28, 2005, in connection with a Second Amended and Restated Employment Agreement with our former Chief Executive Officer, a $317,000 one-time bonus payment was made in full satisfaction of any future bonus payments due under an employment agreement that originally had bonus commitments scheduled through 2008.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which clarifies disclosure, recognition and measurement requirements related to certain guarantees. We indemnify our customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and we are unable to estimate the potential impact of this guarantee on our future results of operations.

In September 2005, we received a demand notice from a former reseller alleging underpayments of royalties. We filed a breach of contract counter claim for damages relating to non-performance of the reseller agreement. Both of these matters have been settled through arbitration and we expensed the related $100,000 settlement in December 2005. We paid the settlement in full in February 2006.

16. Segment Information

We operate in one segment comprised of three revenue sources: licensing, education, and other product offerings.

We sell our products through agreements which grant territorial rights to international and domestic distributors. During the years ended December 31, 2006, 2005 and 2004, we had net revenues from international sales of approximately $653,000, $354,000 and $324,000, respectively. A summary of revenues based on geographic location of customers is as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
United States	$15,852	$9,700	$8,109
Europe	155	123	33
Pacific Rim and Asia	93	98	144
Other	405	133	147

	$16,505	$10,054	$8,433

No customers contributed greater than 10% of total revenues for the years ended December 31, 2006, 2005 and 2004.

17. Debt

Note Payable

During August 2006, the Company assumed a debt of $1,500,000 in conjunction with the acquisition of Online Benefits. This debt was secured by a first priority lien on the software product Online Benefits developed under the Joint Development Agreement and a second priority lien on all other assets of Online Benefits so long as any Senior Obligations, as defined, were outstanding after which this debt would be secured by all the assets of Online Benefits. Accrued interest, at the 8% rate per annum, amounted to approximately $590,000 at December 31, 2006. At December 31, 2006, we had $2,148,000 in Restricted Cash for the payment of principal and interest related to this note, as the note was in dispute with the creditor at the acquisition date.

Subsequent to December 31, 2006, the dispute with the creditor was settled and the note and accrued interest were paid in full from the escrow account.

Long-term debt

In conjunction with the acquisition of Online Benefits, the Company entered into a credit agreement (“Credit Agreement”) with Capital Source Finance LLC (“Lender”). The Credit Agreement, with related balances at December 31, 2006, is summarized below (numbers in column are in thousands):

$2,000,000 revolver with Lender—principal repayable in full in August 2011; interest at LIBOR plus 4% or the prime rate (8.25% at December 31, 2006) plus 2.75%, payable quarterly in arrears; revolver unused facility fee of 0.5% per annum of the average daily balance of the unused portion, payable monthly in arrears	$—
$20,000,000 term loan with Lender—principal repayable in quarterly installments of varying amounts ($1.0 million from December 2007 through September 2008, $1.25 million through September 2010, and $1.5 million through September 2011), interest same as revolver; prepayment premium of either 2% (prior to first anniversary) or 1% (between first and second anniversary) of prepaid amount	20,000
$5,000,000 convertible note with Lender—principal repayable in full in August 2011; interest at LIBOR plus 2.5% or the prime rate plus 1.25%, payable quarterly in arrears; prepayment premium same as term loan; all or any portion of the principal balance is convertible at the option of the Lender into common stock of the Company at a conversion price per share as defined in the agreement	5,000

$25,000

Maturities of debt are as follows:

Year Ending December 31,
2007	$1,000
2008	4,250
2009	5,000
2010	5,250
2011	9,500

$25,000

In connection with the Credit Agreement, the Company entered into a Conversion and Registration Rights Agreement dated as of August 14, 2006, which specifies terms applicable to the conversion of the convertible note and provides the Lender with certain registration rights with respect to the shares issuable on conversion of the convertible note.

In addition to the above terms, there is a provision for a prepayment of 50% excess cash flow, as defined in the Credit Agreement. The Credit Agreement is secured by (i) a first lien on all existing and future tangible and intangible assets and personal property and equity stock of the Company and any existing and future subsidiaries, and (ii) a pledge of 100% of the Company’s subsidiaries capital stock. There are customary financial covenants for earnings as well as ratios related to total debt to earning, debt and interest due to earnings, interest to earnings, and capital expenditures, as defined in the Credit Agreement.

The deferred financing fees related to this debt were a gross amount of $1,340,000 with an accumulated amortization of $140,000 at December 31, 2006.

As of December 31, 2006, the Company was in violation of a technical provision of the Credit Agreement related to a change in its organizational structure. Subsequent to the balance sheet date, the Company entered into the First Amendment to the Credit Agreement, dated March 20, 2007, which modified certain terms of the agreement, including revision to certain covenant ratios, and cured this default. The repayment terms above were also modified whereas a single payment of $2,000,000 was due March 19, 2007, in lieu of two payments of $1,000,000 each due December 31, 2007 and March 31, 2008. No other changes were made to the remaining payment terms.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheets of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule listed at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Shared-Based Payment, effective January 1, 2006.

/s/ Tauber & Balser, P.C.

Atlanta, Georgia

March 21, 2007